FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on March 14, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Leonard J. Hoskinson
Name:	Leonard J. Hoskinson
Title:	Chief Financial Officer

Dated: March 14, 2011

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS FOR FOURTH QUARTER AND FULL YEAR 2010

NASSAU, Bahamas, March 14, 2011 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the fourth quarter and full year ended December 31, 2010.

Full Year 2010 Highlights:

•	Recorded full year 2010 revenues of $230.4 million;

•
Recorded adjusted EBITDA of $61.3 million in 2010; (in line with previous segment guidance given with our third quarter results, includes $26.2 million from River Business segment adjusted EBITDA, $17.3 million from Offshore Supply Business segment adjusted EBITDA and $18.4 million from Ocean Business segment adjusted EBITDA.)1

•
Recorded total adjusted net loss and adjusted EPS of $(3.0) million and $(0.10), respectively, in 2010, which excludes the effect of a $1.1 million provision for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business, as well as the effect of a payment of $1.3 million made to the tax authorities of Paraguay in full settlement of a claim pertaining to years 2002 to 2004; 2

•
Took delivery of the UP Turquoise, the seventh PSV in the Company's Offshore Supply Business fleet, on December 20, 2010, which was delivered under a long-term time charter to Petrobras on March 12, 2011;

•	Issued $80.0 million of 7.25% Convertible Senior Notes due 2017;

•
Entered into an eight-year credit facility with DVB Bank SE and Banco Security totaling $40.0 million to partially finance the construction costs of the Company's Chinese-built PSVs, the UP Turquoise and UP Jasper. On December 16, 2010, the first $20.0 million was drawn down in connection with the delivery of the UP Turquoise.

1 Adjusted EBITDA is not an accounting measure used in Generally Accepted Accounting Principles or GAAP as described below.  The tables set out at the end of this release include reconciliations of Adjusted EBITDA to segment operating profit and cash flow from operations.
2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release

•
Continued as planned with the construction of the Company's PSV new building program in the Offshore Supply Business. The UP Jasper, the next PSV under construction in China, will be delivered during the second quarter of 2011; including the UP Jasper, the Company will have eight vessels in its PSV fleet;

•
In the Ocean Business, Capesize vessels Princess Nadia and Princess Marisol were sold and delivered on January 28 and April 22, respectively. We sold and delivered the last of our Capesize vessels, Princess Katherine, on September 15, 2010;

•
On November 19, 2010, the Company took delivery of the M.V. Argentino, a 2002-built, 1,054 TEUs feeder container vessel. With the delivery of the vessel, the Company doubled the frequency in its container feeder operation in South America as of February 2011;

•	The remaining passenger vessel, Blue Monarch was sold and subsequently delivered to buyers on February 5, 2010.

Fourth Quarter 2010 Highlights:

•	Recorded revenues of $57.0 million in the fourth quarter of 2010;

•	Recorded adjusted EBITDA of $10.0 million for the fourth quarter of 2010, in line with earlier guidance;1

•
Recorded total adjusted net loss and adjusted EPS of $(6.5) million and $(0.22), respectively, in 2010, which excludes the effect of a $0.4 million provision for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business;2

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "2010 was a pivotal and important year for Ultrapetrol. We completed the disposal of our dry cargo Capesize vessels and began to realize the benefits of our initiatives in our River Business, providing the Company increased capacity to cost effectively meet the growing supply of agricultural and mineral products in the Hidrovia Region. During the year, we also achieved growth and improved earnings in our Offshore Supply business, which now has seven vessels operating under favorable medium-term charters in Brazil."

Mr. Menéndez continued, "The Company is well positioned to further enhance its leadership in each of its businesses in 2011.   In our River Business, we plan to accelerate the production of jumbo dry river barges, enabling the Company to operate an increased number of new barges and utilize larger and more efficient engines, as we lead the renewal of the river system fleet.  In our Offshore Supply Business, we look forward to adding more modern PSVs to our fleet in 2011, which we believe will strengthen our position in Brazil, the fastest growing market in the world for offshore services.  Finally, in our Ocean Business, we will seek opportunities to strengthen the Company's recently established container feeder operation, while continuing to operate our product tanker fleet in the South American coastal trade, which we believe has favorable long-term fundamentals."

Overview of Financial Results

Total revenues for full year and fourth quarter 2010 were $230.4 million and $57.0 million, respectively, as compared with $220.5 million and $49.3 million, respectively, in the same periods of 2009.

Adjusted EBITDA for full year and fourth quarter 2010 was $61.3 million and $10.0 million, respectively, as compared with $57.1 million and $7.6 million, respectively, in the same periods of 2009. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Net loss for the full year and fourth quarter 2010 was $(5.4) million or $(0.18) per share and $(6.9) million or $(0.23) per share, respectively, as compared with net loss of $(39.8) million, or $(1.35) per share, and net loss of $(36.2) million, or $(1.23) per share, respectively, during the same periods in 2009. Full year and fourth quarter 2010 net loss include a $1.1 million provision or $0.04 per share and $0.4 million or $0.01 per share, respectively, for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business,  while the full year 2010 net loss also includes the effect of a payment of $1.3 million made to the tax authorities of Paraguay in full settlement of a claim pertaining to years 2002 to 2004. Excluding both these effects (the latter  in the case of the full year 2010 only), adjusted net loss for the full year and the fourth quarter of 2010 were $(3.0) million or $(0.10) per share, and $(6.5) million or $(0.22) per share respectively.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "During the year, we took important steps to strengthen our balance sheet. Specifically, we secured long-term financing for the two Chinese PSVs as they get delivered from the Yard. In addition, we also completed a convertible notes offering. The proceeds of the offering provide us the flexibility to enhance ongoing initiatives such as the production of jumbo dry barges, add pushing capacity to our fleet in the River Business, and the construction of PSVs. We believe that these additional funds will allow us to further grow our business and take advantage of market opportunities that will considerably add to the strength of the Company in the medium term."

Business Segment Highlights

River

The River Business experienced a 31.9% increase in the volume of cargo loaded in the full year of 2010 as compared with 2009.  Full year 2010 River segment adjusted EBITDA was $26.2 million versus $3.3 million in 2009. Adjusted EBITDA in the fourth quarter of 2010 was $3.9 million as compared with $(0.9) million in 2009. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The River segment EBITDA is the strongest in the Company's history reflecting a normalized 2010 crop following the worst drought in seventy years that affected South American agriculture in 2009, and Ultrapetrol's efficiency initiatives, which have started to benefit the Company.

The Company's barge building shipyard, which is the most modern in South America, is now in full operation. We believe this shipyard will allow the Company to meet the incremental demand resulting from the expected growing volumes of liquids, soybeans and iron ore produced in the region, as well as the need to replace a large proportion of the river system fleet.  The Company has also been contracted to build six jumbo barges for a third party in its Punta Alvear shipyard with which we can enhance the return on our investment. The Company has successfully continued the re-engining and re-powering program that aims to convert from diesel to heavy fuel consuming engines on eleven of its main pushboats; the first one started operations on May 22, 2010, and the second one was completed at the end of 2010. We expect this program to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed.

Offshore Supply

In the Offshore Supply Business, six vessels were operated in 2010. The adjusted EBITDA generated by the Offshore Supply segment during the year was $17.3 million, or 140% higher than the $7.2 million generated in 2009. Fourth quarter 2010 adjusted EBITDA in this segment was $4.5 million as compared with $0.6 million in the same period of 2009. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from the Offshore Supply Business increased by 53% was attributable mainly to the increase in revenues of our vessels UP Esmeralda and UP Safira which entered into long-term charters with Petrobras in February 2010 after repositioning from the North Sea in December 2009. The revenue increase in the Offshore Supply Business was also due to additional revenue generated by a full-year operation of the UP Rubi, delivered on August 7, 2009, and the additional $2.6 million generated by the operation of the UP Agua-Marinha and UP Diamante under their renewed long-term time charters with Petrobras in Brazil at higher rates. In addition, revenues for the UP Topazio increased $2.5 million. The vessel operated in Brazil for the entire 2010 year, compared to 2009 when her repositioning generated a total time loss of 49 days.

On December 20, 2010, the UP Turquoise, the first of the two Chinese-built PSVs was delivered to us and after her final configuration works and positioning voyage into Brazil and she was delivered to Petrobras under its 4-year time charter on March 12, 2011. Our seven PSVs are now employed with Petrobras on medium-term employments at attractive rates.

In connection with UP Turquoise's delivery, on December 16, 2010, the Company drew down $20.0 million under the DVB Bank SE / Banco Security $40.0 million, eight-year loan facility to partially post-finance the construction of the Chinese-built PSVs UP Turquoise and UP Jasper.

As planned, Ultrapetrol will continue with the construction of the five remaining PSVs that will be added to the fleet. The UP Jasper, the second and last PSV under construction in China is expected to be delivered in the second quarter of 2011, while the first vessel under construction in India is now expected to be delivered in the second quarter of 2011 too.

The Company believes that the Brazilian market will grow substantially due to the support of Petrobras' aggressive capital expenditure plans, while the North Sea market has recently recovered. Ultrapetrol's fleet has the advantage of being very modern and technologically capable of supporting deep sea oil drilling.

Ocean

The Ocean segment generated adjusted EBITDA of $18.4 million in 2010 as compared to adjusted EBITDA of $46.8 million in 2009. For the fourth quarter of 2010, the Ocean segment adjusted EBITDA was $0.2 million as compared to $8.5 million in the same period of 2009. For a reconciliation of segment adjusted EBITDA to operating profit (loss),  please see the tables at the end of this release.

The 47% decrease in revenues is mainly attributable a decrease in net settlements of the FFA positions accounted for as cash flow hedges of $26.1 million and to the sale of the Company's Capesize vessels, Princess Susana (sold in December 2009), and PrincessNadia, Princess Marisol and Princess Katherine (sold in January, April and September 2010 respectively), partially offset by the start of operations of the container feeder vessel MV Asturiano in May 2010.

The Company operated a total of five vessels in its Product Tanker fleet in 2010 (Miranda I, Amadeo, Alejandrina, Austral and Mediator I) which continue to be employed in the South American coastal trade on medium / long-term charters with the oil majors that operate in the region. The Mediator I was redelivered to its owners on October 6, 2010.

Our last remaining passenger vessel, Blue Monarch, was sold and finally delivered to buyers on February 5, 2010.

On April 16, 2010 we took delivery of the first container feeder vessel in our fleet, the MV Asturiano, a 2003-built, 1,118 TEUs  container vessel which successfully started servicing a flag restricted cabotage trade in Southern Argentina. In continuation of our growth strategy in our Ocean Business we took delivery of the MV Argentino on November 19, 2010. The MV Argentino is a 2002-built, 1,054 TEUs feeder container vessel which upon entry into service in February 2011 under our container line enabled us to double our frequency on that trade.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Tuesday, March 15, 2011, at 10:00 a.m. ET accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 800-369-3118 (toll-free U.S.) or +1 415-228-3886 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 800-229-6292 (toll-free U.S.) or +1 402-220-9682 (outside of the U.S.); passcode: 1503. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR - G

Contact:
The IGB Group
Leon Berman/David Burke
212-477-8438/646-673-9701
lberman@igbir.com/dburke@igbir.com

Summary consolidated financial data

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the "Company") is for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis. Please refer to the footnotes to Ultrapetrol's consolidated financial statements for a discussion of the basis on which the Company's consolidated financial statements are presented.

		Year Ended December 31,
	2010	2009	2008	2007	2006
		(Dollars in thousands)
Statement of Operations Data:
Revenues	$230,445	$220,529	$303,575	$193,807	$144,615
Operating expenses (1)	(150,922)	(140,607)	(164,476)	(104,507)	(78,236)
Depreciation and amortization	(34,371)	(41,752)	(38,620)	(30,268)	(24,714)
Loss on write- down of vessels	--	(25,000)	--	--	--
Administrative and commercial expenses	(27,051)	(25,065)	(24,396)	(20,355)	(14,416)
Other operating income (expenses)	617	2,844	6,513	10,944	(198)
Operating profit (loss)	18,718	(9,051)	82,596	49,621	27,051

Financial expense and other financial expenses	(26,417)	(23,237)	(30,542)	(20,440)	(18,921)
Financial loss on extinguishment of debt		--	--	--	(1,411)
Financial income	399	340	1,156	2,916	733
Gains (losses) on derivatives, net|	10,474	241	8,816	(17,801)	--
Investment in affiliates	(341)	(28)	(442)	(28)	588
Other, net	(875)	(707)	(558)	(339)	859

Income (Loss) from continuing operations before income tax	1,958	(32,442)	61,026	13,929	8,899
Income taxes (expenses) benefit	(6,363)	(5,355)	4,173	(4,832)	(2,101)

(Loss) Income from continuing operations	$(4,405)	$(37,797)	$65,199	$9,097	$6,798
(Loss) Income from discontinued operations (2)	$(515)	$(2,131)	$(16,448)	$(3,917)	$5,647
Net (Loss) Income	$(4,920)	$(39,928)	$48,751	$5,180	$12,445

Net (Loss) Income attributable to non-controlling interest	451	(90)	1,228	739	1,919

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)

Net (Loss) Income attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	47,523	4,441	10,526
Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	(4,856)	(37,707)	63,971	8,358	4,879
(Loss) Income from discontinued operations	(515)	(2,131)	(16,448)	(3,917)	5,647
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	47,523	4,441	10,526
Basic (loss) income per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(0.16)	$(1.28)	$1.99	$0.26	$0.27
From discontinued operations	$(0.02)	$(0.07)	$(0.51)	$(0.12)	$0.32
	$(0.18)	$(1.35)	$1.48	$0.14	$0.59
Diluted (loss) income per share of Ultrapetrol (Bahamas) Limited
From continuing operations	$(0.16)	$(1.28)	$1.99	$0.26	$0.27
From discontinued operations	$(0.02)	$(0.07)	$(0.51)	$(0.12)	$0.31
	$(0.18)	$(1.35)	$1.48	$0.14	$0.58
Basic weighted average number of shares	29,525,025	29,426,429	32,114,199	31,596,346	17,965,753
Diluted weighted average number of shares	29,525,025	29,426,429	32,213,741	31,923,350	18,079,091

Balance Sheet Data (end of period):
Cash and cash equivalents	$105,570	$53,201	$105,859	$64,262	$20,648
Restricted cash	1,661	1,658	2,478	--	--
Working capital (3)	98,318	68,352	135,746	64,768	31,999
Vessels and equipment, net	612,696	571,478	552,683	452,544	299,600
Total assets	823,797	732,934	825,059	622,160	426,379
Total debt (4)	501,657	407,539	415,507	334,514	220,685
Ultrapetrol (Bahamas) Limited stockholders' equity	263,463	283,703	371,889	253,142	179,429
Non-controlling interest	5,331	4,880	4,970	3,742	3,091
Total equity	268,794	288,583	376,859	256,884	182,520

Statement of Cash Flow Data:
Total cash flows provided by operating activities	18,894	38,716	71,257	41,900	28,801
Total cash flows used in investing activities	(54,139)	(83,598)	(87,991)	(200,648)	(104,029)
Total cash flows provided by (used in) financing activities	87,614	(7,776)	58,331	202,362	87,962
Consolidated EBITDA as defined in the Notes due 2014 (5)	$39,296	$56,445	$116,859	$64,968	$62,417
Adjusted Consolidated EBITDA (5)	$61,293	$57,129	$116,859	$64,968	$62,417

(1)
Operating expenses are voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums and lubricants and certain drydocking costs.

(2)	Net of income tax effect.

(3)	Current assets less current liabilities.

(4)	Includes accrued interest.

(5)	The following table reconciles our EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA to our cash flows from operating activities:

		Year Ended December 31,

	2010	2009	2008	2007	2006
		(Dollars in thousands)

Net cash provided by operating activities from continuing operations	$20,844	$38,679	$79,902	$40,451	$22,030
Net cash provided by (used in) operating activities from discontinued operations	(1,950)	37	(8,645)	1,449	6,771
Total cash flows from operating activities	18,894	38,716	71,257	41,900	28,801
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(6,974)	(14,052)	15,415	6,354	7,162
Expenditure for dry docking	8,204	5,242	3,105	2,724	4,678
Income taxes	6,363	5,355	(4,173)	4,832	2,101
Financial expenses	25,925	24,248	25,128	20,440	18,921
Gains (losses) on derivatives, net	10,474	241	8,816	(17,801)	--
Gain on disposal of assets	724	1,415	--	10,282	630
Premium paid on redemption of preferred shares	--	--	--	--	914
Adjustment attributable to UP Offshore declassification (1)	(21,997)	(684)	--	--	--
Net Loss (Income) attributable to noncontrolling interest	(451)	90	(1,228)	(739)	(1,919)
Other adjustments	(3,306)	(2,570)	(3,419)	(2,645)	(1,577)

Adjustments from discontinued operations
Increase / Decrease in operating assets and liabilities	1,435	(1,566)	1,457	(2,114)	2,344
Expenditure for dry docking	--	--	289	2,124	158
Income taxes	--	--	--	54	100
Financial expenses	5	10	212	(262)	104
(Gain) on disposal of assets	--	--	--	(181)	--
Other adjustments	--	--	--	--	--

EBITDA as defined in the Notes due 2014 from continuing operations	$39,806	$57,964	$123,546	$63,898	$52,940
EBITDA as defined in the Notes due 2014 from discontinued operations	$(510)	$(1,519)	$(6,687)	$1,070	$9,477
Consolidated EBITDA as defined in the Notes due 2014	$39,296	$56,445	$116,859	$64,968	$62,417

Plus
Adjustment attributable to UP Offshore declassification (1)	$21,997	$684	$--	$--	$--
Adjusted Consolidated EBITDA	$61,293	$57,129	$116,859	$64,968	$62,417

(1)
As of September 30, 2009, our Board declassified UP Offshore Bahamas as a restricted subsidiary under the terms of the Indenture. Subsequently, on December 3, 2010, UP Offshore Bahamas was reclassified as a restricted subsidiary under the terms of the Indenture.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2010 AND 2009
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2010	2009
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$105,570	$53,201
Restricted cash	1,661	1,658
Accounts receivable, net of allowance for doubtful accounts of $555 and $411 in 2010 and 2009, respectively	24,675	16,402
Operating supplies	3,176	3,743
Prepaid expenses	3,643	4,210
Other receivables	24,153	32,432
Other current assets	117	2,684
Total current assets	162,995	114,330
NONCURRENT ASSETS

Other receivables	5,796	11,253
Restricted cash	1,183	1,181
Vessels and equipment, net	612,696	571,478
Dry dock	5,688	5,281
Investment in affiliates and receivables from 50% owned companies	6,824	6,790
Intangible assets	1,151	1,456
Goodwill	5,015	5,015
Other assets	13,145	8,390
Deferred income tax assets	9,304	7,760
Total noncurrent assets	660,802	618,604
Total assets	$823,797	$732,934

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$24,054	$13,707
Accrued interest	2,278	2,008
Current portion of long-term financial debt	27,586	21,286
Other current liabilities	10,759	8,977
Total current liabilities	64,677	45,978
NONCURRENT LIABILITIES

Long-term financial debt	471,793	384,245
Deferred income tax liabilities	16,142	13,033
Other liabilities	2,391	1,095
Total noncurrent liabilities	490,326	398,373
Total liabilities	555,003	444,351

EQUITY
Common stock, $01 par value: 100,000,000 authorized shares; 29,943,653 shares outstanding in 2010 and 2009	338	338
Additional paid-in capital	271,224	269,958
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	11,986	17,357
Accumulated other comprehensive income (loss)	(597)	15,538
Total Ultrapetrol (Bahamas) Limited stockholders equity	263,463	283,703

Noncontrolling interest	5,331	4,880
Total equity	268,794	288,583
Total liabilities and equity	$823,797	$732,934

The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the years and the three-months ended December 31, 2009 and 2008:

($000's)	Twelve months ended December 2010 Incl. Disc. Op.	Twelve months ended December 2009 Incl. Disc. Op.	% Change	Twelve months ended December 2010 Excl. Disc. Op.	Twelve months ended December 2009 Excl. Disc. Op.	% Change

Revenues	$230,445	$220,529	4%	$230,445	$220,529	4%

Adjusted EBITDA	$61,293	$57,129	7%	$61,803	$58,648	5%

Net income (loss) as reported	$(5,371)	$(39,838)	-87%	$(4,856)	$(37,707)	-87%
EPS as reported	$(0.18)	$(1.35)	-87%	$(0.16)	$(1.28)	-87%

Adjustments to net Income as reported

Income tax on Exchange Variance Provision (1)	1,081	5,606	-81%	1,081	5,606	-81%
Non-cash loss on write-down of vessels	0	25,000	-100%	0	25,000	-100%
Income tax litigation one time event	1,294	0		1,294	0

Adjusted Net Income	$(2,996)	$(9,232)	-68%	$(2,481)	$(7,101)	-65%
Adjusted EPS (In $)	$(0.10)	$(0.31)	-68%	$(0.08)	$(0.24)	-67%

The following table reconciles our Adjusted EBITDA to our Operating Profit per business segment for the year ended December 31, 2010:

	Year Ended December 31, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$10,244	$10,611	$(2,137)	$18,718
Depreciation and amortization	17,248	7,178	9,945	34,371
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(322)	(451)	(19)	(792)
Net Gains on derivatives, net	-	-	10,474	10,474
Other net	(991)	(2)	118	(875)
Unrealized non-cash gains on FFAs	-	-	0	0

Segment Adjusted EBITDA	$26,179	$17,336	$18,381	$61,896

Items not included in Segment Adjusted EBITDA
Financial income				399
Other financial income				(492)

Adjusted Consolidated EBITDA from continuing operations				$61,803
Adjusted Consolidated EBITDA from discontinued operations				$(510)

Adjusted Consolidated EBITDA				$61,293

The following table reconciles our Segment Adjusted EBITDA to our segment operating (loss) profit for the year ended December 31, 2009:

	Year Ended December 31, 2009
($000's)	River	Offshore Supply	Ocean		TOTAL

Segment operating (loss) profit	$(9,651)	$930	$(330)		$(9,051)
Depreciation and amortization	13,904	5,903	46,945	(1)	66,752
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	(48)	90	20		62
Gains on derivatives, net	-	241	-		241
Other net	(872)	43	122		(707)

Segment Adjusted EBITDA	$3,333	$7,207	$46,757		$57,297

Items not included in Segment Adjusted EBITDA
Financial income					340
Other financial expenses					1,011

Adjusted Consolidated EBITDA from continuing operations					$58,648
Adjusted Consolidated EBITDA from discontinued operations					$(1,519)

Adjusted Consolidated EBITDA					$57,129

(1)  Includes an impairment charge for Prineess Marisol of $25,000.

 The following table reconciles our Segment Adjusted EBITDA to our operating (loss) profit for the fourth quarter ended December 31, 2010:

	Fourth Quarter Ended December 31,2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(441)	$2,703	$(2,321)	$(59)
Depreciation and amortization	4,646	1,922	2,288	8,856
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(102)	(123)	2	(223)
Gains on derivatives, net	-	-	204	204
Other net	(229)	(5)	35	(199)
	-	-	0	0

Segment Adjusted EBITDA	$3,874	$4,497	$208	$8,579

Items not included in Segment Adjusted EBITDA
Financial income				107
Other financial expenses				1,318

Adjusted Consolidated EBITDA from continuing operations				$10,004
Adjusted Consolidated EBITDA from discontinued operations				$0

Adjusted Consolidated EBITDA				$10,004

The following table reconciles our Segment Adjusted EBITDA to our operating (loss) profit for the fourth quarter ended December 31, 2009:

	Fourth Quarter Ended December 31,2009
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss)	$(4,279)	$(1,238)	$(22,298)	$(27,815)
Depreciation and amortization	3,692	1,658	30,749	36,099
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	(70)	116	5	51
	-	0	-	0
Other net	(206)	42	57	(107)

Segment Adjusted EBITDA	$(863)	$578	$8,513	$8,228

Items not included in Segment Adjusted EBITDA

				-
Financial income				53
Other financial expenses				(388)

Adjusted Consolidated EBITDA from continuing operations				$7,893
Adjusted Consolidated EBITDA from discontinued operations				$(259)

Adjusted Consolidated EBITDA				$7,634

SK 02351 0010 1179457